FILED BY BUILDERS FIRSTSOURCE, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BMC STOCK HOLDINGS, INC.

COMMISSION FILE NO. 001-36050

The following is a transcript of an investor call held on August 27, 2020, in connection with the proposed transaction between Builders FirstSource, Inc. and BMC Stock Holdings, Inc. Although every effort has been made to provide an accurate transcription, there may be immaterial typographical mistakes, inaudible statements, errors, omissions, or inaccuracies in the transcript.

Presentation

Operator

Good morning, and welcome to the Builders FirstSource and BMC Stock Holdings conference call. [Operator Instructions] As a reminder, today’s call is being recorded. I would now like to turn the conference over to Mr. Michael Neese, Senior Vice President of Strategy and Investor Relations of BMC. Please go ahead.

Michael D. Neese

Senior Vice President of Investor Relations

Thank you, Olivia, and good morning. I hope everyone is safe and well. We are very excited to announce the combination of Builders FirstSource and BMC this morning. A copy of the press release and slide presentation referenced on this call is available on the respective IR sections of both the Builders FirstSource and BMC Stockholdings website.

On today’s call is Chad Crow, Builders FirstSource CEO; Dave Flitman, BMC’s CEO; Peter Jackson, BFS’ CFO; and Jim Major, BMC’s CFO.

Before we begin, let me note that during the course of this conference call, we may make statements concerning either or both companies’ future prospects, financial results, business strategies and industry trends. Such statements are considered forward-looking statements under the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties, which could cause actual results to differ materially from expectations. Please refer to Builders FirstSource and BMC Stock Holdings most recent Form 10-K filed with the SEC and other reports filed with the SEC for more information on those risks as well as the information set forth under cautionary notice regarding forward-looking statements, additional information and where to find it and participants in the solicitation in the accompanying slides. Neither company undertakes any obligation to publicly update or revise any forward-looking statements. We will discuss adjusted results related to both companies on this call. We have provided reconciliation to non-GAAP financial measures to their GAAP equivalents in our presentation and detailed explanations of non-GAAP financial measures in our Form 8-K filed with the SEC.

It is now my pleasure to introduce Chad Crow, Builders FirstSource President and CEO. He will begin his prepared remarks on Slide 4.

M. Chad Crow

CEO, President & Director

Thank you, Michael. And thank you for everyone joining us this morning. Before I begin, I would like to give a quick shout-out to Binit Sanghvi, our VP of Investor Relations. Binit could not be with us this morning due to a previously scheduled procedure, but he is at home resting and doing great. So get well Binit. Hurry back. We got a lot of good work to do ahead of us.

This morning, we announced the Builders FirstSource and BMC Stock Holdings have entered into a definitive agreement to combine in an all-stock merger transaction. This is a transformational opportunity to create the nation’s premier supplier of building materials and services. We are bringing together 2 organizations that are each in their own right impressive. Dave, myself and our respective management teams and boards are thrilled about this combination, which will bring significant benefits to team members, customers and shareholders of both companies.

Turning to Slide 5. The strategic merits of this combination are quite clear on many levels. Together, we have an expansive geographic footprint and enhanced local relationships in attractive high-growth markets. The combined company will benefit from greater geographic reach and diversity with what is still -- within what is still a very fragmented industry. We will have a strong footprint in many of the nation’s largest and fastest-growing regions. So we will be exceptionally well positioned for long-term growth, underpinned by a resilient housing environment. We expect to continue to deliver above-market growth

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through our shared commitment to expanding our portfolio of value-added offerings, which allow us to closely partner and integrate with customers to streamline the construction process. In addition, a larger platform will strengthen our ability to create or invest in best-in-class innovative solutions that deliver significant benefits to customers. Our increased scale, combined with substantial synergies, will help drive EPS accretion as well as robust cash generation. The resulting benefit to our already strong capital positions will provide us with substantial resources to invest in growth, innovation and ongoing value creation for all stakeholders.

Dave and I recognize the importance of talented team members serving our customers with best-in-class capabilities. Our 2 organizations will bring together strong performance-based cultures that prioritize a commitment to exceptional customer service.

On Slide 6, we outline the accretive benefits of this deal and the clear value we expect to realize. We will deliver a full suite of products, services and solutions nationally with over $11 billion in combined annual sales. This will include a strong presence in value-added categories, representing roughly 43% of sales. With solid platforms of complementary and high-quality assets, we expect to realize around $140 million of synergies over 3 years. Factoring in synergies, the combined adjusted EBITDA would be approximately $950 million. That represents an adjusted EBITDA margin of 8.4%, roughly 100 basis points higher than what either company achieved separately during the past 12-month period, and we expect to drive improved profitability over the coming years.

Turning to Slide 7. Looking at the similar evolution of both companies over the past decade makes it evident while we belong together. Both organizations have strong track records of accelerating growth through M&A integration and value creation. In aggregate, Builders FirstSource and BMC have completed 21 acquisitions over the past 10 years, successfully integrating 17,500 new team members and delivering in excess of 100% of targeted synergies.

Furthermore, Builders FirstSource and BMC have successfully integrated large transformative transactions in the prior combinations of Builders FirstSource with ProBuild and BMC with Stock Building Supply. The successful integration of these firms generated roughly $160 million of combined synergies, allowing both companies to more than deliver on accretive targets while generating a nearly threefold increase in combined sales since 2014. This current merger is the natural culmination of a decade’s worth of accretive platform expansion.

On Slide 8, the deal is transformational for both companies and a great value opportunity for all shareholders. The boards of both companies share our enthusiasm and have unanimously approved the transaction. The merger will be executed as an all-stock transaction with BMC shareholders receiving 1.3125 shares of Builders FirstSource stock, per share of BMC stock, and it is expected to be tax-free to shareholders. The resulting ownership of the combined company will be approximately 57% Builders FirstSource and 43% BMC shareholders on a fully diluted basis, with a combined enterprise value of approximately $7 billion.

The all-stock transaction structure will position us with a conservative combined net leverage position of 1.4x and is expected to be accretive to adjusted EPS in the first year after closing. Earlier this year, I announced my intention to retire once we identified my successor. I believe we have found the best fit possible in BMC’s Dave Flitman, who will formally assume the CEO role after a 90-day transition period after the transition closing. Over the past few months, I have gotten to know Dave well. He’s led an impressive transformation at BMC, enhancing their product category mix, driving operational excellence and building a high-performance culture. We both have the same sense of rigor and discipline in how we manage these 2 exceptional companies. I know he will do an outstanding job leading the combined company and building upon the track record of innovation, financial discipline, successful M&A and integration, and all around outstanding execution.

With that, I now turn the call over to Dave to expand on the benefits of this winning combination.

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David E. Flitman

CEO, President & Director

Thanks, Jeff. Let me first say how thrilled I am about this next step forward for BMC and our combined company. We believe this strategic combination of 2 great organizations is a transformational step forward for both Builders FirstSource and BMC as well as for our team members, customers and suppliers. Through this transaction, we are bringing together 2 very strong companies with complementary capabilities and cultures. With the success that both organizations have achieved in recent years, along with our shared common values, I have no doubt that together we will be able to accelerate profitable growth through our customer-centric service model. Builders FirstSource and BMC operate with tremendous similarities in terms of business models and core values such as safety, putting people first, continuous improvement and integrity. Equally as important, we share our commitment to advancing innovation and a passion for best-in-class service to our customers.

We also share deeply held beliefs about how to improve our business to best serve our customers and to be their strongest partner.

Moving to Slide 9. I’d like to spend some time discussing our unique market position within the highly fragmented building materials and services industry. There are 3 key areas driving our well-structured market position: first, scale; second, depth and excellence; and third, geographic and end market diversity with an exceptional range of products and services. On the first point, through this merger, we will be able to increase scale through an expanded customer network and greater economies of scale. Second, our increased debt and excellence in the market will be driven by an enhanced customer value proposition with an integrated product and service offering available to our large and growing customer network. Finally, it’s important to highlight our exceptional geographic, customer and end market diversity, which is supported by a full suite of structural and related products and services.

On a combined basis, our value-added product mix is approximately 43% of net sales. As an example, BMC’s READY-FRAME offering will complement Builders FirstSource’s Better Framing System in the value-added mix of services and capabilities that the combined company can extend on our broader platform. Overall, we’ll have a leading operation poised for future growth as the fragmented market continues to consolidate.

Next, on Slide 10, we will benefit from a leading network of over 550 distribution and manufacturing locations that spans 42 states, including 44 of the top 50 MSAs, covering most of the nation’s fastest-growing regions. We will significantly improve our ability to service key high-growth markets in the South, Southeast and West regions, which represent over 3/4 of U.S. single-family housing starts and more than 85% of our combined revenues.

On Slide 11, I’d like to highlight some data, which illustrates the momentum and growth potential that exists in this industry. The strength of the housing market has been an exceptionally bright spot in 2020 despite the pandemic and all the macroeconomic volatility experienced this year. The housing market has proven to be resilient, with annualized housing starts rising by a double-digit percentage to 1.5 million units as of July. The pent-up demand from new family households and the significant underbuilding of single-family homes, averaging 480,000 units per year over the past decade, support our belief that long-term housing fundamentals remain fully intact. Furthermore, the builder confidence index reaching pre-pandemic levels and mortgage rates near all-time lows are indicative of resilient near-term demand. Since 2015, we have grown combined net sales volume at an annual average rate of 5.4%, outpacing the 3.5% average annual growth rate for housing starts during that same period. We plan to continue winning across a diverse number of regions, customers and end markets that we will serve to extend our combined long-term record of above market performance.

Moving on to Slide 12. Another compelling strategic benefit of this combination is our enhanced value-added offerings to customers nationwide. Both companies have developed core competencies and competitive advantages in this area. And combined, will have a more compelling customer value proposition. BMC’s distinct millwork capability and fast-growing READY-FRAME offering will complement Builders FirstSource’s core strength in trusses and manufactured components. Overall, combined LTM net sales for value-added products totaled $4.8 billion. It is important to highlight our increased ability to service the most active MSAs, with a presence in 17 of the top 20 MSAs for windows, doors and millwork as well as a presence in 18 of the top 20 MSAs for prefabricated trusses and components. Our ability to cross-sell products will provide additional potential upside as we continue to grow in key segments.

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Now on to Slide 13. As a combined company, we will have the ability to create an even more advanced technological platform, which will drive efficiencies and enable outstanding customer service. In recent years, both organizations have invested in automation initiatives around systems, tools and manufacturing processes as part of a broader operational excellence strategy to improve productivity and the quality and consistency of our offerings. This includes the implementation of delivery optimization systems, which has measurably improved the speed, up time and reliability of our distribution networks. It also includes our investments in state-of-the-art automation and component manufacturing plants as well as upgrades to machinery and systems at many other facilities that continue to drive efficiencies. As we look forward, we have several identifiable initiatives to further leverage technology in our design, quoting, project management, marketing and online platforms. The combined company will be well positioned to enhance the returns on investments in technology as we continue to accelerate automation and digital solutions that benefit a wider network of locations and customers.

Turning to Slide 14. I have full confidence in the unified team to accelerate the success of this larger platform, which also includes our shared mission to serving our communities and customers in the best way possible. Environmental, social and governance considerations will continue to be important within the strategy and corporate objectives of the combined company. These factors are already incorporated into our combined operations today as we strive to hold ourselves to the highest operating standards for all stakeholders. This includes various environmental stewardship initiatives such as monitoring fuel efficiencies, eliminating redundancies across our supply chain and creating the fastest possible working environment for all team members. We are also dedicated to helping customers achieve the green building standards they desire, such as LEED certification and Energy Star standards. There are many opportunities for us to continue exploring, and this is absolutely an area of focus for our combined company.

Before I turn the call over to Peter, I would like to reinforce that this merger is combining 2 extremely talented rock-solid teams that have excelled at driving top and bottom line growth, executing integrations and surpassing synergy targets in the past. At the heart of it, this combination is about growth. And with that growth, will come opportunities for personal development and growth for our team members. I also have full confidence that our combined team will deliver against the financial commitments underpinning this transformational merger and continue to deliver long-term value to our shareholders. We are all energized to strengthen relationships with customers, generate attractive financial returns and create significant value in our combined business. This is a compelling strategic combination. I am honored to be part of it. And I look forward to working closely with Chad, Peter and the unified management team to complete the transaction and ensure that we develop our new company into an industry-leading solutions provider.

I’ll now turn the call over to Peter to provide additional details on the financial benefits of our combination.

Peter M. Jackson

Senior VP & CFO

Thank you, Dave. I’ll begin on Slide 15. This combination represents a significant opportunity to generate robust free cash flow and margin enhancement. The integration of these 2 businesses is expected to generate substantial annual run rate pretax cost savings of approximately $130 million to $150 million in the first 3 years following the close. These identified cost savings opportunities are expected to be captured through G&A, procurement and distribution network optimization, with G&A representing nearly half of the savings. A portion of that G&A includes indirect procurement. Separately, direct procurement in-sourcing represents about 1/3 of the savings. We have the teams and integration plan in place with measurable objectives. Actions to begin capturing a majority of the cost savings are expected to be implemented within the first year after closing. As part of the integration process, we expect to incur a total of $125 million to $145 million in costs over the 3 years following the close of the transaction. We expect the realization of these synergies to help drive accretive benefits to adjusted diluted EPS in the first year after closing.

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As you can see on Slide 16, the result of this attractive all-stock transaction is a business with a conservative leverage profile and ample financial flexibility. The combined company’s net debt to combined adjusted EBITDA implies a conservative ratio of 1.4x, including synergies. The total debt assumes a repayment of the $350 million of BMC’s senior secured notes, which will mature in 2024. We expect to retire this facility using available liquidity, which will save an estimated $20 million in annual interest expense.

Additionally, in conjunction with this announcement, we anticipate combining and upsizing each company’s existing revolvers into a new ABL facility to be put in place concurrent with the deal closing. This will lead to a solid combined maturity profile with no significant maturities until 2027. This combined business is stronger and will remain operationally and financially disciplined. The focus will be on driving robust free cash flow and preserving a flexible balance sheet for accretive capital deployment.

Now I’ll turn the call back to Chad to close out on Slide 17.

M. Chad Crow

CEO, President & Director

Thanks, Peter. The benefits of this combination are clear and compelling. Our combination with BMC is aligned with our growth strategy and is occurring at an optimal time for housing demand. De-urbanization trends and low mortgage rates continue to provide a resilient foundation for growth. This combination will create significant shareholder value from a much larger platform with a unified leadership team that has a proven record of successful integrations. We are greatly enhancing our value-added service offerings through a strengthened geographic footprint and expanded distribution network to service more customers. We expect to realize significant cost savings and enhance free cash flow generation to execute our disciplined capital allocation goals. Our collective team members will benefit from expanded opportunities to provide best-in-class service to customers. Without our team members from both organizations, we could not be here today combining our 2 great companies. I want to thank all of our 26,000 team members for their hard work and dedication. This truly is a unique and exciting opportunity to drive growth and create significant value. We look forward to completing the transaction by the end of this year or early 2021 and working closely together on a seamless integration. I am confident that by combining these 2 outstanding companies, we’ll be better positioned than ever to accomplish our combined objectives in the years ahead. With that, thank you again for joining us today, and we will now open the call for questions.

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Question and Answer

Operator

[Operator Instructions] Our first question comes from Keith Hughes with Truist.

Keith Brian Hughes

Truist Securities, Inc., Research Division

First question on the synergies. You’ve got about 60% of them coming in year 1. Can you kind of talk amongst the 3 buckets, how much of those -- where most of the year 1 synergies will be coming from?

Peter M. Jackson

Senior VP & CFO

Keith. So on the synergy side, there are obviously different approaches that we’re taking. I like the balance that we’ve got in our synergy targets. We think that gives us a lot of control in terms of our ability to work our teams. The obvious things under our control are easy to manage, easier to manage. But I think that the sourcing opportunity is knowing that as we combine these entities, look at the data and talk with our suppliers, there are some pretty obvious ways for us to take advantage of kind of best available offerings. So we feel very good about those.

Keith Brian Hughes

Truist Securities, Inc., Research Division

Okay. And do you expect any kind of antitrust pushback? I mean your geographies are pretty different. But any sort of thoughts there?

M. Chad Crow

CEO, President & Director

No. We don’t, Keith. This is Chad. As you know, it’s still an extremely fragmented market. So we’re not anticipating any significant issues there. We’re just excited about the opportunity this is creating for both our team members and our ability to better serve our customers. That’s our focus.

Keith Brian Hughes

Truist Securities, Inc., Research Division

And final question. The -- when you talk about indirect savings and the SG&A bucket, can you give me some examples of what you’re referring to?

Peter M. Jackson

Senior VP & CFO

Sure. Yes. So if you think about the safety equipment we use for our folks, whether it be COVID or just day-to-day gloves, doing that on a consolidated basis nationally puts us in a position to get better pricing on each one of those.

M. Chad Crow

CEO, President & Director

There’s a lot of categories of indirect spend. You spread those across 550 locations and small savings can become a real meaningful number pretty quick.

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Operator

Our next question comes from Matthew Bouley with Barclays.

Matthew Adrien Bouley

Barclays Bank PLC, Research Division

Congratulations on the announcement this morning. I wanted to ask back on the overlap question. Obviously, I hear you, Chad, that there’s obviously a lot of fragmentation out there. But just kind of looking at the math where there is a fair bit of overlap between locations in certain markets. Is there kind of a need to rationalize locations in any given specific markets? And what would that mean in terms of revenues? And how is that contemplated as part of the synergy target as well, if so?

M. Chad Crow

CEO, President & Director

Yes. It’s a good question, Matt. We’ve got a lot of work yet to do on that. I would imagine there’s going to be some overlap, some redundancy where we can consolidate some facilities. We’re not going to do that at the expense of capacity, obviously. And most of those -- most of that overlap is going to be in the larger MSAs where there’s a lot of building activity. So yes, there will be some, but it’s not going to be something that would limit our capacity in any way. And there’s a lot of factors that go into that. An example, we may have a facility with rail, where they don’t, where we’ve got the excess capacity or vice versa. So a lot of work yet to do on that.

David E. Flitman

CEO, President & Director

Yes. And I would just add, Chad, if I could, that a lot of those areas, Matt, where we do overlap, we still bring complementary capabilities. So I think the way our geographic footprint is laid out, if you look at any particular market, for instance, obviously, in Texas, we have a lot of overlap. But we have very strong capabilities on the manufactured side, on the millwork side. And I think the majority of this will play out, as I said in my comments, they’re -- to help us further accelerate growth and make sure on a local market basis, we have the capability to supply the entire needs that our customers have.

Matthew Adrien Bouley

Barclays Bank PLC, Research Division

Okay. Got it. That’s really helpful. And secondly, on the cost synergy side, obviously, both BFS and BMC have been kind of on a long path towards your own operational cost initiatives. And I mean it seems pretty clear, Peter, you outlined the SG&A and procurement and distribution as part of the synergies. But I’m curious if any of the previous cost initiatives that both companies were working on are also included in that synergy number or if they’re separate. So kind of are the synergies incremental to what was already going on? And are those savings that both companies had previously outlined kind of still expected to occur?

Peter M. Jackson

Senior VP & CFO

Yes, great question. So the way that we’ve approached this, we have the great fortune of having 2 teams with experienced folks that know how to do this. So we brought our folks into the room and said, all right, you know what needs to happen. Let’s take a look at this, let’s make sure we put some goals out there that we feel good about. They went through the detail. And candidly, those are 2 different pools for us. The operational and excellence initiatives that the 2 teams have in place, we’re going to continue pushing on those. We’re going to continue to drive for achievement in all of those original targets. And we’re going to look to do the synergy savings that we’re outlining here, the $130 million to $150 million. So it’s additive. We think those are 2 separate and parallel improvement initiatives.

Operator

Our next question is coming from Steven Ramsey with Thompson Research Group.

Steven Ramsey

Thompson Research Group, LLC

I guess I want to start with thinking long term. Since Chad, you guys have put out the 2022 financial targets, again, on the last call, will there be a new publicly stated target for the combined company on a long-term basis?

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M. Chad Crow

CEO, President & Director

At some point, possibly. We -- clearly, that’s something we just haven’t had a chance to sit down and construct yet, but we’ve got a lot of work to do to just get this thing to closing. But yes, there could be. To be honest, we just haven’t had those discussions yet.

David E. Flitman

CEO, President & Director

Yes, I’d expect in due course we will develop that, as Chad said.

Steven Ramsey

Thompson Research Group, LLC

Great. And does this deal, as it has a span of time till completion or even afterwards, does it preclude you guys from making bolt-ons?

David E. Flitman

CEO, President & Director

No. I would just say, as we highlighted there, the strength of the balance sheet of the combined company gives us a lot of flexibility for capital allocation going forward. And I think you’ve seen both companies invest internally is the highest priority. I think we’ll obviously have a lot of internal investments to fuel our growth. And with the strength of that balance sheet, we’ll have a lot of flexibility going forward. So I’m excited about that.

Steven Ramsey

Thompson Research Group, LLC

Great. And then last quick question to build on that. I may have missed it. But is there a combined company leverage target ratio?

Peter M. Jackson

Senior VP & CFO

We have not laid out a target ratio. We have stated that it’s 1.4x based on what we’re seeing today, but we haven’t laid out anything into the future yet.

Operator

Our next question comes from Trey Grooms with Stephens.

Trey Grooms

Stephens Inc., Research Division

First question for me is around any possible sales synergy that you guys might see from just having additional scale? Are you baking anything there? Are you expecting anything there?

David E. Flitman

CEO, President & Director

Yes. We’re excited about it. You heard my comments in the prepared remarks there, Trey, about the platform that this gives us to accelerate growth. And I get really excited about things like penetrating our READY-FRAME offering across the combined companies, the strength that Builders has had for a long time in manufactured components and structural components. And as you’ve heard us say, there’s still a lot of opportunity for penetration in the market for those combined offerings. And one of the things I get really excited about is we’ve had our footprint in our 18 states to this point. But we always haven’t had the exact capability we needed to serve, say, large national builders in a consistent fashion across that footprint. This solves that problem for us in a big way. And I think we are very excited about growth. I think the combined company will be eager to engage around that and talk with our customers about how we can better serve their needs going forward.

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Trey Grooms

Stephens Inc., Research Division

Got it. Okay. And then I guess on that point about READY-FRAME. I think you guys were -- BMC was pretty aggressive in rolling that out in certain markets. And in some of the mature markets, it was really taking a good foothold. With this combination and with that kind of rolling that into Builders FirstSource footprint, do you see -- does that increase your opportunity for READY-FRAME markets considerably? Are you already kind of where you want to be? Just how do we think about that as far as just really getting deeper into that READY-FRAME? Because that seems like a big opportunity that you pointed out. Just any more color on that, that you could give us?

David E. Flitman

CEO, President & Director

Sure. Yes. I was excited about it within the context of BMC. I’m really excited about it in the context of the combined companies because, as you’re aware, I mean there’s a footprint that Builders FirstSource has that we’re not in today. And so there’s an obvious penetration opportunity there. And given the strengths that Builders has in manufactured components already, bringing this offering in to augment that capability in even markets where we overlap today, I think, is going to be a very exciting opportunity for us. So as Peter said earlier, we’ll eventually come out with some long-term targets and objectives on things like this. But just suffice it to say, at this point, we’re very excited about the potential.

Trey Grooms

Stephens Inc., Research Division

Okay. And lastly is the truss plant automation that BMC and, well, Builders FirstSource as well that you guys have been kind of going through over the last few years. And I know in some of those locations, it’s really starting to bear some fruit. Does this combination open up additional opportunities there? And if so, which I would assume it would. But if that’s the case, what inning are we in as far as the opportunity there to further increase your automation in the truss plants?

M. Chad Crow

CEO, President & Director

Trey, it’s Chad. Absolutely, there’s opportunity there. As we talked about in the prepared remarks, we’re going to have one heck of a balance sheet and capital structure, and a real war chest to invest in, in things like automation. And -- so yes, there’s -- I know on our side, there’s a lot of plants that aren’t fully automated yet. I’m sure it’s the same on the BMC side. And even beyond current automation, there’s new technology coming out every day with robotics. I know both companies have been taking a look at. So there’s going to be a lot of opportunities there to explore innovative ideas like that.

David E. Flitman

CEO, President & Director

Yes, these are high return, short payback products -- projects. And as you’ve heard us say, it also allows us to put out a more consistent, higher-quality product for our customers. And I think that’s a very powerful combination. So we’re excited about that platform as well.

Operator

We will now go to David Manthey with Baird.

David John Manthey

Robert W. Baird & Co. Incorporated, Research Division

Congratulations to everyone. The first question is also on capital allocation. Three years is a long time to generate free cash flow and with the leverage as mild as it is already. Can you just talk about maybe priorities during the integration period? And then as it relates to, you mentioned bolt-on acquisitions. As you look at the combined company, do you think it makes more sense maybe to more aggressively ramp the READY-FRAME offering that it does to bolt-on acquisitions? Just some high-level thoughts, but mainly use of free cash flow during the integration period and then CapEx and internal investment plans longer term.

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Peter M. Jackson

Senior VP & CFO

Yes. That’s a great question. This is Peter. So our ability, as you pointed out, to raise -- to earn cash, to generate cash through the combined operations is substantial. We’re extremely excited about that. We think, to your point, it’s going to leave us a ton of opportunities. I think in many ways, the world is our oyster in terms of how we want to deploy that cash. We’ve demonstrated a capability on both -- in both companies to invest organically, to grow our businesses with footprint with capacity, with efficiencies. We’ve proven the ability to add greenfields. We’ve proven the ability to do tuck-ins. And I think we’ve both proven the ability to do large-scale deals. We’ve both done some stock buybacks. We both looked at the importance of creating the right value creation environment with the investment of that cash. So while I don’t have any announcements for you at this point, we certainly like the portfolio we have in front of us for investment. And my sense is there’s going to be room for all of the above depending on where our Board leads us.

David John Manthey

Robert W. Baird & Co. Incorporated, Research Division

That’s helpful. And second, somewhat in reference to Slide 13. I’m interested in the technology combination road map and then the longer-term vision. Can you just give us your high-level thoughts on the technologies of the 2 companies and the combination?

David E. Flitman

CEO, President & Director

Yes. I’ll start and lead with that. So I’m very excited about it, Dave. And we’ve each in our own right, been working very, very aggressively on our technology to improve efficiencies, both for us and also for our customer. Things like data analytics, automation, as we’ve spoken about; so distribution, logistics software, we both have various implementation software around that; pricing and margin, how do we give our field operators’ visibility to those sort of tools, continuing to enhance our -- just our general IT systems in general. Obviously, there’s a lot of work to be done in the combined company and thinking around that. But given the momentum that each of us have individually, I’m excited about where that’s going to take us. And we’re both working on the right things individually today, and I think it will be quite significant to get this together and develop that long-term road map, as you highlighted.

Operator

We will go next to Reuben Garner with The Benchmark Company.

Reuben Garner

The Benchmark Company, LLC, Research Division

Congrats. Maybe on the -- I’ll start on the cost savings side. I just look back at what each company was able to do in 2015, and it looks like just as a percentage of the total sales, the savings targets were a touch higher. And I know these are very small differences. But I was just curious how -- if there was upside in any of the buckets of your cost savings goals, where would it come from? Those companies, obviously, executed the previous deals pretty well and ended up, I think, in excess of the original targets. Can you help us think about where upside might come from?

Peter M. Jackson

Senior VP & CFO

Starting on upside already. I like it. Yes. So you’re absolutely right. We do have a good history of high performance. We’re very pleased that we’ve got this experienced team that’s helping us put these goals together. I think each one of them, internally of course, we’re shooting for better numbers. That’s how we run this business with both teams. That’s how we run our business. So we feel good about that. The one thing I would say to keep in mind is that the nature of these types of savings are -- they’re not new every

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time you put the combined entities together, right? We’ve been rolling these businesses up for a while. And Stock and BMC got together, and Builders FirstSource and ProBuild got together. And those savings from that last deal may not necessarily be available and when you’re putting these 2 together. So each time is its own event. That said, we do feel very good about our forecast that’s out there. We certainly are going to shoot for more aggressive targets internally. And we hope to be able to once again sort of outperform. No more detailed guidance on that at this point, but we’re excited about it.

Reuben Garner

The Benchmark Company, LLC, Research Division

Got it. That’s very helpful, Peter. And then the other one for me is and I know you’ve kind of touched on how strong the balance sheet is post this a couple of times. I’m just curious if this deal does anything to change maybe the longer-term strategy for the business. I know you’ve got a competitor out there that kind of plays in some different distribution spaces, roofing, wallboard, that sort of thing. Does this merger make it more likely that down the road, you guys go down that path? Or is there plenty of, I guess -- I know there’s runway in terms of market share. But just help me understand if this merger maybe changes what the medium- to longer-term outlook would be for M&A?

David E. Flitman

CEO, President & Director

Yes. I think we’re excited about the near term and all the things that Peter described about the integration work, bringing these 2 great companies together from a cultural standpoint. And most importantly, over the near term, doing this integration extremely well and providing increased value for our customers. We’ll -- I don’t want to presuppose any long-term strategic changes or shifts right now. We’ll deal with that over time. But for right now, it’s just an exciting time to drive this combination and become -- realize the potential that we’re all talking about here this morning.

Operator

Our next question comes from Jay McCanless with Wedbush.

Jay McCanless

Wedbush Securities Inc., Research Division

Congrats on this announcement. Just one question for me, and apologies if it’s already been asked. But can you talk about some of the underlying economic assumption and housing starts assumptions that drove the synergy targets you are talking about over the next 3 years?

Peter M. Jackson

Senior VP & CFO

Sure. Yes. I mean, I won’t try and drag everybody through the detail of the models. But generally speaking, we assume long-term averages when we built out our model. So long-term averages for starts, in particular, obviously, single-family starts are important to this combined entity as well as commodities. So we certainly didn’t build this based on current spots. But we just assume things would level out over time to be something normal.

Operator

Our next question comes from Seldon Clarke with Deutsche Bank.

Seldon T. Clarke

Deutsche Bank AG, Research Division

I realize more broadly, it’s obviously a fragmented industry. But just given some of the overlap that you have in certain markets, and you talked about all the cost synergies. But how are you thinking about the opportunity on the pricing side? Does this change your go-to-market strategy at all in any of your markets in term -- and that maybe might not be included in your synergy targets?

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Peter M. Jackson

Senior VP & CFO

No. I mean, we really haven’t looked at pricing as something that’s an advantage here. We think it’s far more about the product portfolio and what we’re offering, right? When you put these 2 overlapping companies together, more often than not, you’re seeing strength in millwork on one side, strength in lumber or truss on the other side. And you put them together, now you’re able to make a really compelling argument for your customer base that it’s easier to do business with you. You’ve got a great portfolio. You have to stay competitive, right? The nature of these markets are very fragmented still. There’s always multiple competitors. So there’s no game to be played there at this point. We’re just looking to be the provider of choice in these markets.

Seldon T. Clarke

Deutsche Bank AG, Research Division

Okay. And I guess just given your success with overlaying incremental products to your portfolio, is there any way to sort of contextualize then what the revenue opportunity could be with the combined entity, like incremental synergies in terms of revenue?

Peter M. Jackson

Senior VP & CFO

Well, I can let the big guys weigh in on the broader strategy argument because I think it’s a good one. I can tell you in the model, that’s not something we accounted for. We’re -- this is purely based on the cost synergies that we’ve outlined. Revenue synergies are excluded. But we’re certainly excited about it.

David E. Flitman

CEO, President & Director

Yes. And I would just say, I think in my prepared remarks, I pointed out that each of us individually have grown over time at a rate of about 50% greater than the market. So when you think about the power of this combination, as Peter just said, in terms of bringing together that combined offering, I get really excited about it. The other thing I would just point out for context here. When I joined BMC a couple of years ago, one of the attractions to me was the great growth culture that our company had. And what I found through experience over the course of my career, if you have that already inside a company, it’s very, very powerful. Everybody rallies around the customer, you want to provide and meet their needs, provide outstanding customer service. And what I found in Builders FirstSource is exactly that same culture. And so I think we entered this powerful combination here with an aligned cultural view of what we need to do to serve our customers, a strong track record individually of outpacing market growth. And I think this is just going to help us accelerate that even more over time. So it’s very exciting.

Seldon T. Clarke

Deutsche Bank AG, Research Division

Okay. So it sounds like you’re saying the potential to grow faster than that 50% above the market, there is potential to grow a little bit faster than 50% above the market over the next couple of years. Is that the right interpretation?

David E. Flitman

CEO, President & Director

I don’t think I made that statement. But what I did say is that we’ve got a strong track record, and the numbers and the results speak for themselves. And we’ve got an even more powerful combination in platform here to drive growth.

Operator

Our next question will come from Kurt Yinger with D.A. Davidson.

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Kurt Willem Yinger

D.A. Davidson & Co., Research Division

I just wanted to start off on the revenue side, maybe with a little different plan. I know, Peter, you just talked about the benefits of the full suite of products and strengths there. But is there any concern around maybe revenue dissynergies from customers looking to spread their spend across multiple suppliers? And I mean I haven’t heard Jim, but maybe somebody could talk about the history there with the Stock and BMC merger. And Chad, maybe you could just touch on that, with the combination of BFS and ProBuild and kind of the historical precedent?

Peter M. Jackson

Senior VP & CFO

So I guess what I’ll say is just to recharacterize our model. When we’ve looked at it, we think that we’ve got that analyzed. And back to my previous statement, these are really a lot of complementary businesses being put together. And we don’t see that as being a material threat. But absolutely, Jim, could you jump in and talk a little bit about the BMC experience?

James F. Major

Executive VP, CFO & Treasurer

Yes, sure. I mean, I think certainly, our experience was a positive one in the sense that we had very little revenue dissynergy. And as Peter said, when you think about the combined business, certainly a very high priority of the integration effort is going to be retention and optimization of the sales force and ensuring that, as you’ve heard multiple times on this call, that we continue to leverage the expanded capabilities and product portfolio across each of our local markets to hopefully gain some share of wallet as opposed to losing any.

M. Chad Crow

CEO, President & Director

Yes. Thanks, Jim. And I’ll jump in on the ProBuild side. Very similar experience. We found minimal loss of sales. And ProBuild was a little different. We didn’t have a whole lot of overlap there. There will be a little more overlap in this transaction. But as we’ve already said, we have a lot of complementary product offerings. So I think what we’ll find is even where we do have some customer overlap, they’re going to be buying some different products from us. Clearly, that’s information we haven’t shared yet. We can’t until the deal closes. But I do think -- to say we won’t have any would probably be an overstatement. I think if we do, it will be minimal. And I’ll also add that we have not baked that into any of the numbers you see in the deck, nor have we baked in any cross-selling opportunities and opportunities to grow our revenue. And so I think the latter will far outweigh the former as we move through this process.

David E. Flitman

CEO, President & Director

I would just add one more thought, and I agree with everything that was said. And you heard me say earlier that part of my excitement here is having the strength of the combined portfolio. And what I’ve experienced in my couple of years in the industry is these buying decisions tend to be still made on a very local basis. And oftentimes where we don’t get business, it’s just because we don’t have the right offering in that local market. And so I think there’s more excited -- more excitement on the upside of the potential here with the strength of what we’ll be able to take to the market on a combined basis.

M. Chad Crow

CEO, President & Director

Absolutely.

Kurt Willem Yinger

D.A. Davidson & Co., Research Division

Right. Okay. That’s very helpful. And then just 2 quick ones. I think the math is pretty self-explanatory. But could you just touch on any specific geographies where you really see the opportunity from those complementary offerings? And then secondly, any thoughts on prioritizing organic investments across the value-add spectrum of products with the combined entity?

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David E. Flitman

CEO, President & Director

Yes. No, I’m very excited about all our geographies. But as I said earlier, in the South and the Southeast and in the West, specifically, if you look at that, that’s where more than 3/4 of the housing starts are in the entire country. That’s where the population is growing. That’s where people are moving and where those starts are. And together today, individually, that covers a collective 85% of the combined company’s revenue. So even given the power of our footprint here, the real strength in this thing is that footprint overlaps exactly with the demographic shifts that are going on across the country and where those housing starts are most. And so I think the opportunity for organic growth and further accelerating what we’ve been doing individually in those markets is extremely strong. Very excited about that.

Operator

Our next question is coming from Ryan Gilbert with BTIG.

Ryan Christopher Gilbert

BTIG, LLC, Research Division

I just wanted to go back to that last question on the complementary product overlap in the markets where you’re overlapping because I think it’s a really important point that you’re making. Looking at the 44 of the top 50 MSAs, where the combined company is going to be operating, do you have a sense of what percent or the number of MSAs where you’ll be offering the full product suite between lumber sheet goods, millwork, doors and windows structural components that maybe each individual company wasn’t offering before?

David E. Flitman

CEO, President & Director

I don’t have that exactly in front of me, but I will say with confidence it’s going to be in the overwhelming majority of those MSAs.

Ryan Christopher Gilbert

BTIG, LLC, Research Division

Okay. That’s great. And then second question, kind of, I guess, regardless of product, we’ve talked in the past about holding a dominant local market position is beneficial to margins and returns. Are there any markets that really stand out as you look at the combined company footprint where either BLDR or BMCH wasn’t the dominant local player, but now they are?

Peter M. Jackson

Senior VP & CFO

I can’t think of any where we kind of rise to that level, where there’s -- there are certainly markets where we’ll do better than we were before. We always want to be the supplier of choice. So I’ll never back down from that battle, but there certainly aren’t any markets where we get to that level of. Could you describe?

David E. Flitman

CEO, President & Director

Yes. And I would just complement that and point out that I think combined, market share is always a difficult thing to measure. But I think, combined, we’ll have something in the high single digits market share in this industry, which just points out and underscores the point that we’ve made throughout the morning here that this is still an extremely fragmented industry, and our customers have plenty of choice in local markets. And to Peter’s point, we’re going to work hard to earn that business and become the supplier of choice for our customers.

Operator

We will go to our next question from Kevin Longacre with Eaton Vance.

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Kevin Longacre

Congrats on the merger. I think pretty much all my questions have been answered. But just expanding on the value-add portfolio. As I know, it’s been a great source of outperformance for you guys at Builder. As a percentage of sales, obviously, on a combined basis, looks like it’s 43%, as you said. Is that something that you guys anticipate expanding upon, potentially getting above 50%? And kind of following on on that, is that going down to the EBITDA line, do you think that could boost the EBITDA margin potentially into the double digits?

M. Chad Crow

CEO, President & Director

I’ll start, and Dave can add if he wants to. But absolutely, I mean it’s been in our lifeblood at BFS for 2 decades. We’re all about providing value to the customers, and whether that’s through components or a READY-FRAME, better framing system, whether that’s installation services. That’s where you provide and create real value for your customers, and that’s the key -- that’s been the key to our growth strategy and will continue to be.

David E. Flitman

CEO, President & Director

Yes. I would just add, as you’ve heard me say for the last couple of years, that first pillar of our strategy has been to improve the mix and shift our focus more and more to value-added products. And we’ve been executing that extremely well within the context of BMC. And that’s what’s so exciting about this. And that value add, while it’s value-adding for our company on a combined basis, and Chad just mentioned it, it’s really important for our customers because what we’re working to do in that value-added segment of our business is help our customers get more efficient and productive at their job sites. And we’re excited about what we’re going to do here going forward.

M. Chad Crow

CEO, President & Director

And I think the scale that both companies have had and even more so now, that type of product offering requires a little more investment, and the scale we’re going to have will definitely be a competitive advantage for us in those product categories.

Kevin Longacre

Okay. Great. That’s helpful. And just as you guys were touching on bolt-ons. Is that something we can expect to see mostly in that value-add category? Or is there other areas of the business that you’re looking to potentially expand upon?

Peter M. Jackson

Senior VP & CFO

Yes. I think at this point, we both look for opportunities to expand that part of our business. We think it’s a critical part of our future. We like lumber and building materials. It’s all part of the portfolio that we offer. But certainly, we’ve seen some very favorable returns on assets in that value-add space. We think that’s a good focus for us as well.

Operator

[Operator Instructions] Our next question comes from Susan Maklari with Goldman Sachs.

Susan Marie Maklari

Goldman Sachs Group, Inc., Research Division

Congratulations. I just wanted to dive a little bit into some of the product categories that you’re now obviously going to be serving. Where do you see the greatest potential for procurement savings there? How do we incrementally think about the leverage that you’re gaining over your suppliers with this deal?

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M. Chad Crow

CEO, President & Director

Well, I’ll start. And as Dave mentioned, it’s still a very fragmented industry, right? We’ll probably still have high single-digit market share. The key to us is developing and continue to develop strategic partnerships with our suppliers. Now from a synergy standpoint, clearly, commodity lumber products, by definition are commodity products. And so there’s probably less opportunity in those categories than there are in some of the specialty items.

Operator

Our next question comes from Robert Robotti with Robotti & Company.

Robert Edward Robotti

Robotti & Company, Incorporated

Congratulations. It’s been a decade-plus in the company. Specifically, I want to follow up -- yes, specifically, I want to follow up on what you did say, though. So that really does seem as if, given already scale you had for both organic, inorganic growth in the value-added space, this is really significant, right, because if you were thinking about having a greenfield operation or doing that or not, it would seem as if that really changes the math in terms of really accelerating opportunities to grow that end of the business in every way, organically, inorganically.

M. Chad Crow

CEO, President & Director

I think it builds a lot of holes from both sides of the equation. Yes, I would agree with that.

David E. Flitman

CEO, President & Director

We’re very excited about it, Bob.

Robert Edward Robotti

Robotti & Company, Incorporated

All right. So that’s the key number that’s hard to figure out, pencil out what the advantages of the combination are. But that’s where the real advantage has probably come from there, revenue growth, delivering better value to customers, margin improvement. So that’s the real opportunity here.

Peter M. Jackson

Senior VP & CFO

Yes. No doubt. People always are skeptical of the models that we talk, when you talk about revenue synergies. So we’re putting the deal together based on the cost synergies that we feel super confident in, but we’re excited about the other side. We think there’s real value there.

Robert Edward Robotti

Robotti & Company, Incorporated

What will hold you to the task to accomplish those, but based on past history, I have high expectations you’ll be able to deliver.

Operator

Thank you. That concludes today’s question-and-answer session. Mr. Crow, at this time, I’ll turn the conference back to you for any final remarks.

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M. Chad Crow

CEO, President & Director

Great. Well, we appreciate everyone joining the call this morning, and we look forward to updating you on our progress as we move forward. Be safe. Have a great day. Thank you.

Operator

Thank you, sir. And thank you all for your attention. This concludes today’s conference. You may now disconnect.

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Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Builders FirstSource, Inc. (“Builders FirstSource”) and BMC Stock Holdings, Inc. (“BMC”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of Builders FirstSource and BMC and on local, national and global economies, the growth strategies of Builders FirstSource and BMC, fluctuations of commodity prices and prices of the products of Builders FirstSource and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither Builders FirstSource nor BMC may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between Builders FirstSource and BMC include, but are not limited to: statements about the benefits of the proposed business combination between Builders FirstSource and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of Builders FirstSource and BMC; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to Builders FirstSource and BMC and involve

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estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between Builders FirstSource and BMC, these factors could include, but are not limited to: the risk that Builders FirstSource and BMC may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of Builders FirstSource and BMC on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of Builders FirstSource and BMC to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to Builders FirstSource and BMC is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond Builders FirstSource’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither Builders FirstSource nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of Builders FirstSource or of the common stock of BMC for the current or any future financial years,

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or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of Builders FirstSource or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning Builders FirstSource, BMC, the proposed business combination, the combined company or other matters and attributable to Builders FirstSource, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for Builders FirstSource’s and BMC’s respective stockholders (the “Joint Proxy Statement”). Each of Builders FirstSource and BMC will send the Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that Builders FirstSource or BMC may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BUILDERS FIRSTSOURCE AND BMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUILDERS FIRSTSOURCE, BMC, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of Builders FirstSource and BMC will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about Builders FirstSource and BMC once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Builders FirstSource and BMC make available free of charge at investors.bldr.com and ir.buildwithbmc.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Builders FirstSource, BMC, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Builders FirstSource and BMC in connection with the proposed business combination.

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The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials to be filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Builders FirstSource or BMC as described above.

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